

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2024

Rajnish Ohri
Co-Chief Executive Officer
Whole Earth Brands, Inc.
125 S. Wacker Drive, Suite 1250
Chicago, IL 60606

      Re: Whole Earth Brands, Inc.
            Schedule 13E-3 Filed March 15, 2024
            File No. 005-90989

Dear Rajnish Ohri:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your filing, unless otherwise indicated.

Schedule 13E-3 Filed March 15, 2024

General

1. In your response letter, please explain why you have not included Mr. Michael Franklin and Mariposa Capital, LLC as filers on the Transaction Statement. Alternatively, add them as filers and revise the Proxy Statement to include all information required as to them individually by Schedule 13E-3.

2. We note that Sweet Oak Holdings LP is listed as a filing person, but is not included as a signatory to the Transaction Statement. Please revise the signature pages of the Transaction Statement to include Sweet Oak Holdings LP as a signatory.

3. We note multiple references in the Transaction Statement to a section entitled "Proposal 2: The Compensation Proposal" in the Proxy Statement, whereas Proposal 2 is the "Adjournment Proposal" in the Proxy Statement. Please revise or advise.

4. We note the employment agreements and offer letters between the Company and Messrs. Robinson, Ohri, Fiaux, and Litman described beginning on page 63 of the Proxy

Statement. If any of them involve equity compensation, please file such employment agreement or offer letter as an exhibit to the Transaction Statement, or otherwise advise. See Item 16 of Schedule 13E-3 and Item 1016(d) of Regulation M-A.

Background of the Merger, page 24

5.   On page 24 of the Proxy Statement, we note that the Whole Earth Board appointed Mr. Michael Franklin to serve as a director of the Company effective August 25, 2022. Please revise your disclosure to provide some background on how Mr. Franklin was appointed to the Whole Earth Board. Describe any discussions or contacts between the Company and the Sababa Holders or their affiliates regarding this appointment, providing dates and appropriate context for any such contacts.

6.   Refer to our last comment above. In your response letter, please advise us why the Sababa Holders and their affiliates, including filing persons on this Transaction Statement, continued to file on Schedule 13G until March 16, 2023, after Mr. Michael Franklin was appointed to the Whole Earth Board and while they were continuing to accumulate Company Common Stock leading up to their proposal to acquire the Company. See CDI 103.04 (September 14, 2009) under Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting.

7.   On page 28 of the Proxy Statement, we note that on October 6, 2023, Mr. Franklin sent a letter to Mr. Simon whereby he resigned as Chief Executive Officer of the Company for good reason and that the Whole Earth Board later accepted Mr. Franklin's resignation, but "disagreed with [his] categorization of the resignation as being for good reason." Please revise your disclosure to include Mr. Franklin's stated reason for resigning and how this disagreement regarding the nature of his resignation was resolved.

8.   On pages 32-33 of the Proxy Statement, we note that certain "open issues" and "open items" were discussed in various meetings between representatives and advisors of the Special Committee and Sababa regarding the draft Merger Agreement from February 2, 2024 to February 11, 2024. Please revise your disclosure to specify these referenced open issues/items and how they were resolved.

Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors, page 34

9.   Please expand your disclosure in this section to explain the Company's reasons for undertaking the transaction at this time, as opposed to at any other time. See Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.

10.   We note the reference to a "non-exhaustive list of material factors" considered by the Special Committee on page 34 of the Proxy Statement. Please revise to include all material factors considered, or to make clear that the list that follows includes them all. Make corresponding changes elsewhere in the Proxy Statement, where similar language appears.

11.   Refer to our last comment above. Rather than simply listing the material factors considered, expand to discuss how the Special Committee analyzed them. For example, please explain how it considered the current and historical trading prices of the Company Common Stock, in reaching its determination.

Opinion of Jefferies LLC, page 41

12.   On page 41 of the Proxy Statement in the bullet points, you refer to "certain information furnished to Jefferies by Company management and approved for Jefferies' use by the Company, including financial forecasts and analyses, relating to the business, operations and prospects of the Company." It is unclear from this disclosure whether such information provided to Jefferies by Company management includes non-public information beyond the Projections, which should be summarized in the Proxy Statement. Please revise or advise.

13.   Please revise the 'Financial Analyses' section, beginning on page 43 of the Proxy Statement, to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the transaction value and LTM EBITDA for each selected transaction that is the basis for the multiples disclosed in the table on page 45 of the Proxy Statement with respect to the "Selected Transactions Analysis' and (ii) how the tables shown on pages 44 and 45 of the Proxy Statement resulted in the Jefferies' "selected range" of multiples used to calculate implied per share equity values with respect to the 'Selected Public Companies Analysis' and "Selected Transactions Analysis.'

Interests of Whole Earth's Directors and Executive Officers in the Merger, page 61

14.   We note that Mr. Michael Franklin, a director of the Company, holds a profits interest in Sababa, which is an affiliate of Parent and Merger Sub. Please revise this section to discuss Mr. Franklin's profits interest in Sababa.

Financing of the Merger, page 72

15.   We note your description of the Equity Commitment on page 72 of the Proxy Statement. Please expand upon this disclosure to include all material terms of the Equity Commitment Letter, including the conditions to this equity investment in Newco in connection with the Merger. See Item 10 of Schedule 13E-3 and Item 1007(b) of Regulation M-A.

16.   We note your description of the Debt Commitment on pages 72-73 of the Proxy Statement. Please expand upon this disclosure to include the material terms of the term loan facility contemplated by the Debt Commitment Letter, including any collateral as well as the stated and effective interest rates. See Item 10 of Schedule 13E-3 and Item 1007(d)(1) of Regulation M-A.

The Merger Agreement, page 83

17.   We note the following disclosure on page 83 of the Proxy Statement: "This summary does not purport to be complete . . ." and "The following description of the Merger Agreement does not purport to be complete . . . ." Please revise to remove the implication that the summary is not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions. You can direct investors to read Annex A to the Proxy Statement for a more complete description.

<u>Important Information Regarding the Purchaser Filing Parties, page 106</u>

18.   Please revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A for Sir Martin E. Franklin and each natural person specified in General Instruction C to Schedule 13E-3, including material occupations, positions, offices or employment during the past five years for such person and his or her country of citizenship.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Mergers & Acquisitions